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[LATHAM & WATKINS LLP LETTERHEAD]

January 13, 2005


CONFIDENTIAL


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attn: Barbara C. Jacobs, Assistant Director
      Office of Computers and Online Services

         Re: Sify Limited
             Registration Statement on Form F-3, filed December 7, 2004 File No. 333-121047

             Form 20-F for Fiscal Year Ended March 31, 2004
             File No. 0-27663


Ladies and Gentlemen:

         On behalf of Sify Limited (the "Company"), we would like to supplement its January 12, 2005 response to the letter dated January 6, 2005 from the staff (the "Staff") of the Securities and Exchange Commission relating to the Company's Registration Statement on Form F-3 referenced above (the "Registration Statement") and Form 20-F for the Company's fiscal year ended March 31, 2004.

         In response to the Staff's comment regarding the need to file a Form F-6, the Company advised the Staff that it believed that it had sufficient ADSs registered to cover the 4,538,200 equity shares to be offered for resale pursuant to the Registration Statement. While the Company continues to understand this to be the case, it now believes that it is advisable to file a new Form F-6 registering additional ADSs at this time to retain sufficient "headroom" to permit issuances related to stock options and other transactions. Accordingly, the Company and its depositary intend to file a new Form F-6 registering additional equity shares in the near future.

          The Company appreciates the Staff's attention to this matter. Should the Staff have any questions regarding these responses or require further information, please contact the undersigned at (650) 463-2643 or William Davisson of this firm at (650) 463-2660.

                                    Very truly yours,

                                    /s/ Anthony J. Richmond
                                    -----------------------
                                    Anthony J. Richmond
                                    of LATHAM & WATKINS LLP


cc: Robert Bell, Esq. - SEC
    Sify Limited